

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-Mail
Tanke Biosciences Corporation
Guixiong Qiu
Chief Executive Officer
Room 2801
East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City
Guangzhou 510627
China

>   **Re: Tanke Biosciences Corporation**
>   **Form 8-K filed January 26, 2012**
>   **Form 8-K/A filed January 31, 2012**
>   **File No. 000-53529**

Dear Guixiong Qiu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed January 31, 2012

1.   We note from the letter furnished by your former accountant, Parker Randall CF (HK) CPA Limited, that they had certain unresolved issues related to the amount of your estimated tax liability that may be due to the PRC Tax Bureau. Please file an amendment to this Form 8-K to 1) describe this disagreement, 2) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of this disagreement with the former accountant, and 3) state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of this disagreement and, if not, describe the

nature of any limitation thereon and the reason therefore. Refer to Item 304 (a)(1)(iv) of Regulation S-K.

2.   Please file a letter from your former independent accountant as an Exhibit 16 to your amended Form 8-K. This letter should reflect their agreement or disagreement with the disclosures in your <u>amended</u> filing. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at 202-551-3645 or me at 202-551-3311 if you have questions regarding comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief